AMENDMENTS TO THE BY-LAWS OF BERKSHIRE REALTY COMPANY, INC.

         1) Amendment to Article I: New Section 8 (other sections to be renumbered)

         SECTION 8.  Rights of the Series A Convertible Preferred Shareholders -

             (a) Voting - The holders of shares of Series A Convertible Preferred Stock have the right to vote on all matters in which the holders of Common Stock are entitled to vote, including but not limited to the ability to notice special meetings and to determine the subject matter thereof, on an "as converted" basis with holders of shares of Common Stock, as though part of the same class as holders of Common Stock, with such number of shares of Common Stock deemed held of record by holders of shares of Series A Convertible Preferred Stock on any Record Date as would be the number of shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by such holder would be entitled to be converted on such Record Date. Notwithstanding the foregoing, as set forth in the Certificate of Designation with respect to the Series A Convertible Preferred Stock, with respect to votes as to directors, merger or consolidation, the issuance of any shares of Series A Convertible Preferred Stock, the exchange or conversion of any shares of Series A Convertible Preferred Stock or the amendment, alteration or repeal of any provision of the Corporation Charter, the Certificate of Designation providing for the preferences and rights of the holders of shares of Series A Convertible Preferred Stock, the Agreement of Limited Partnership of the Operating Partnership, or any organizational document of any Subsidiary, in such a manner as would affect adversely the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Convertible Preferred Stock, the holders of Series A Convertible Preferred Stock must approve such action as a class by an affirmative vote of not less than a majority of the outstanding shares of Series A Convertible Preferred Stock.

             (b) Notices - The holders of shares of Series A Convertible Preferred Stock will receive all notice of meetings of the holders of shares of Common Stock, and all other notices and correspondence to the holders of shares of Common Stock provided by the Corporation, and will be entitled to take such actions, and have such rights, as are set forth in the Certificate of Designation or are otherwise available to the holders of shares of Common Stock in the Charter and in the By-laws of the Corporation as are in effect on the execution date, in each case with the same effect as would be taken by holders of Series A Convertible Preferred Stock if deemed to be holders of such number of shares of Common Stock as determined as aforesaid.

             (c) Resolutions - The Resolutions of the Board of Directors relating to the issuance of the 2,737,000 shares of Series A Convertible Preferred Stock are hereby adopted in the form attached.

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         2)  Amendment to Article II, Section 2(b)
             add to the end of the current provision:

         The holders of shares of Series A Convertible Preferred Stock, voting as a separate class, shall be entitled at all times to elect one director (as defined in the Certificate of Designation, the "Series A Preferred Director") to the Board of Directors (the "Board") of the Company. In the event that the Series A Preferred Director is unable to attend any meeting of the Board for any reason, then such Series A Preferred Director may designate, in writing, one person (the "Observer") who shall have the right to attend, but not vote at, such meeting. The Observer shall not be deemed to be a member of the Board and shall have none of the rights, duties, privileges or powers of a member of the Board including, without limitation, the right to notice of or to vote at meetings of the Board, and shall not be counted as a member of the Board for the purpose of determining whether a quorum is present at any meeting of the Board.

         3)  Amendment to Article II, Section 15
             add to end of current provision:

         The Series A Preferred Director shall sit as he may request on each committee of the Board or on any other group so acting, whether or not formally constituted as a committee of the Board; provided, however, that the Series A Preferred Director shall not have the right to request to sit on the Executive Committee. The Executive Committee shall report to the full Board on any matters exceeding $50,000,000.

         4)  Amendment to Article VI, Section 7

         SECTION 7. Definitions - As used by these By-Laws, the terms "Interested Shareholder" and "Continuing Director" shall have the same respective meanings assigned to them in the Restated Certificate of Incorporation. The term "Independent Director" shall have the meaning given in
Section 5 of Article VIII of the Restated Certificate of Incorporation. Any determination of beneficial ownership of securities under these By-laws shall be made in the manner specified in the Restated Certificate of Incorporation. For purposes herein, the term "Interested Shareholder" shall not include holders of shares of Series A Convertible Preferred Stock.

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         5)  Amendment to Article VI, Section 9

         SECTION 9. Amendments - These By-laws may be altered, amended or repealed or new By-laws may be adopted, by the Board of Directors or the shareholders in the manner provided in the Restated Certificate of Incorporation of the Corporation; provided, however, with respect to Article I, Section 8,
Article II, Section 2(b) and Section 15, Article VI, Section 7 or Section 9, or any other provisions of these By-laws pertaining to the holders of shares of Series A Convertible Preferred Stock, the rights of the holders of shares of Series A Convertible Preferred Stock shall not be altered, amended or repealed, and new By-laws that alter, amend or repeal the rights of the holders of Series A Convertible Preferred Stock shall not be adopted without the affirmative vote of the holders of not less than a majority of the outstanding shares of Series A Convertible Preferred Stock.

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